Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Predecessor					Successor	Predecessor	Successor
	Year Ended December 31,						Unaudited	Unaudited
					January 1 through November 1, 2011	November 2 through December 31, 2011	Six Months Ended June 30,
	2007	2008	2009	2010			2011	2012
Consolidated pretax income from continuing operations	$35,377	$20,500	$31,304	$65,746	$(11,381)	$(26,878)	$29,598	$(80,199)
Interest	71,587	61,764	58,298	48,119	31,541	37,600	18,336	83,573
Net amortization of debt discount and premium and issuance expense	2,738	9,953	11,948	12,911	11,673	1,642	6,945	5,073
Interest portion of rental expense	2,816	3,192	2,692	2,869	2,689	577	1,585	1,757

Earnings	$112,518	$95,409	$104,242	$129,645	$34,522	$12,941	$56,464	$10,204
Interest	71,587	61,764	58,298	48,119	31,541	37,600	18,336	83,573
Net amortization of debt discount and premium and issuance expense	2,738	9,953	11,948	12,911	11,673	1,642	6,945	5,073
Interest portion of rental expense	2,816	3,192	2,692	2,869	2,689	577	1,585	1,757

Fixed Charges	$77,141	$74,909	$72,938	$63,899	$45,903	$39,819	$26,866	$90,403

Ratio of Earnings to Fixed(1) Charges	1.46x	1.27x	1.43x	2.03x	—	—	2.10x	—

(1)	Earnings were inadequate to cover fixed charges for the periods from January 1, 2011 to November 1, 2011, November 2, 2011 to December 31, 2011 and the six months ended June 30, 2012 by $11,381, $26,878 and $80,199, respectively.